FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Status of Share Buyback Program from Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 3, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Announces Status of Share Buyback Program from Market

Tokyo, June 3, 2024—Nomura Holdings, Inc. today announced the status of its ongoing share buyback program resolved at a meeting of the Board of Directors held on January 31, 2024, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

Details of share buyback

1.	Type of shares	Common shares
2.	Number of shares repurchased	22,345,100 shares
3.	Aggregate purchase amount	20,635,335,790 yen
4.	Purchase period	May 1, 2024, to May 31, 2024
5.	Method of repurchase	Purchase on the stock exchange via trust bank

(Reference) Share buyback program resolution at Board of Directors meeting on January 31, 2024
1.	Type of shares	Common shares
2.	Total shares authorized for repurchase	Up to 125 million shares (4.0% of outstanding shares)
3.	Total value of shares authorized for repurchase	Up to 100 billion yen
4.	Period	February 16, 2024, to September 30, 2024 (excluding the ten business days following the announcement of quarterly operating results)
5.	Method of repurchase

Purchase on the stock exchange via trust bank

(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO)

The accumulative number of shares purchased as of May 31, 2024, pursuant to the Board of Directors’ resolution above:

1.	Number of shares repurchased	105,143,500 shares
2.	Aggregate purchase amount	95,519,689,540 yen

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.